INDUSTRY: aging well / elder care

FOUNDED: 2017

EMPLOYEES: 3

STAGE: Pre-seed; prototyping

Funds raised to date: $20K, plus $55K in crowdfunding reservations; $28K Innovation grant, $50K self-funded

VERTICAL: Safety / Wellness

PATENT: U.S. Patent No. 10,897,938; Wearable Device for Fall Injury Mitigation, Jan. 26, 2021

EXECUTIVE TEAM:
Ryan Davenport, CEO, Co-Founder, Jay A. Davenport, M.D., Inventor, Co-Founder, chief medical officer

ADVISORS:
Tanvi Bhatt, Ph.D., fall researcher, University of Illinois at Chicago

Lance Silverman, M.D., orthopaedic surgeon, Silverman Ankle & Foot

Joel Prevost, licensed healthcare executive and consultant, Prevost Partners

Brian Kohlbeck, CFO, finance expert

Mae Davenport, Ph.D., professor and social scientist, University of Minnesota

Contact:
Ryan Davenport, 612-240-0492

www.davenportSAFTsystems.com

VIDEO: **Jay A. Davenport, M.D.** discusses the concept for the SAF-T VEST. Click image below.



SUMMARY: Davenport SAF-T Systems is developing patented wearable technology to reduce the risk of serious injuries suffered in falls. Invented by a Minnesota orthopaedic surgeon, The SAF-T VEST™ is designed to be the most comprehensive fall injury protection system in a newly emerging market category.

PROBLEM: Injuries from falling among older adults are a public health crisis

- ☐ Unintentional fall death rates increasing for people 65+ from 2000-2020 (CDC)
- ☐ In 2019, more than 34,000 older Americans died due to injuries in falls
- ☐ More than 1 in 4 seniors falls per year: One in 5 falls results in serious injury
- ☐ Injuries from falls cost $50B+ per year and continues to increase
- ☐ **MARKET GAP**—NO viable fall injury protection systems in the U.S. market

SOLUTION: ***The SAF-T VEST™***, a comfortable, lightweight "smart" vest, will provide 360-degree fall injury protection. Our reusable, wearable tech relies on proven, off-the-shelf components allowing seniors and others at risk to stay active without fear of a devasting injury from a fall.

- ☐ Protects fracture-prone areas including the hips, back, neck and head
- ☐ Motion sensors detect a fall in progress; Airbags deploy to absorb impact Protects fracture-prone areas including the hips, back, neck and head
- ☐ Rapid deflation provides soft landing, digital alert sent notifies caregivers
- ☐ Validated by crash protection systems for high-speed activities—downhill skiing and motorcycling

DESIGN CONCEPTS



AIRBAG DEPLOYMENT



COMPETITIVE ADVANTAGE: Our novel solution addresses a critical, unmet need in a **56M+** total addressable market with a comprehensive fall protection system to preserve health, safeguard independence and reduce costs.

- **We're crowdfunding!** Help speed our progress and have a stake in our success. Investments start at $100. **Read our legal disclosure.**
- Designed by a board-certified orthopaedic surgeon; **Proof of concept developed at University of St. Thomas** School of Engineering (St. Paul, Minn.)
- Engineering plan and market validation informed by voice of the customer interviews, consultations with clinicians, patient safety experts, long-term care providers, fall injury researchers and family caregivers
- **NIH grant application submission expected in early 2023** in collaboration with University of Illinois at Chicago research team
- Designed to provide more injury protection than Tango Belt (hips only) and decades-old, padded hip undergarments
- Estimated manufacturing cost per unit $500
- **Forward looking financials are projections and not guaranteed.**